Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Three Months Ended March 31,
	2014	2013
Earnings:
Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$712	$845
Add:
Fixed charges	476	429
Amortization of capitalized interest	1	1
Distributed income of equity investees	77	101
Less:
Interest capitalized from continuing operations	(18)	(9)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	74	98
Income as adjusted	$1,322	$1,465

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$467	$419
Add:
Portion of rents representative of the interest factor	9	10
Fixed charges	$476	$429

Ratio of earnings to fixed charges	2.78	3.41
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